Exhibit 1.01

Conflict Minerals Report of Quest Diagnostics Incorporated
For year ending December 31, 2013

Section 1: Introduction
This is the Conflict Minerals Report of Quest Diagnostics Incorporated (“Quest Diagnostics” or “Quest”) for the year ending December 31, 2013 in accordance with Rule 13p-1 under the Securities and Exchange Act of 1934 (“Rule 13p-1”). Numerous other terms in this report are defined in Rule 13p-1 and Form SD and the reader is invited to refer to those sources. In accordance with Rule 13p-1, Quest undertook due diligence efforts to determine the source and chain of custody of the conflict minerals in its products, as described in Form SD. Quest Diagnostics had several subsidiaries, Celera, Focus Diagnostics, LabOne, Inc., Enterix, and Hemocue (Enterix and Hemocue were divested during the first half of the year) that manufactured or contracted to manufacture products that contained conflict minerals. Conflict minerals are defined as cassiterite, columbite-tantalite, gold, wolframite and their derivatives, which are limited to tin, tantalum, tungsten and gold.
Section 2: Due Diligence
Design of the due diligence framework

Quest designed its due diligence framework to be in conformity, in all material respects, with the internationally recognized due diligence framework as set forth in the Organization for Economic Cooperation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD, 2013) (“OECD Framework”) and related supplements for gold and for tin, tantalum and tungsten (3TG).

Description of the due diligence measures performed

Quest’s due diligence efforts included the following:

Establish company management systems
Quest performed the following:

•	Designated a conflict minerals steering committee that was comprised of representatives from the manufacturing business units, procurement and the Legal Department.

•
Established a policy with respect to sourcing of minerals from the Covered Countries and published this statement online at: www.questdiagnostics.com and then typing in search term “Corporate Citizenship.”

•
Developed a grievance and reporting mechanism to allow parties to contact Quest with conflict minerals related concerns by calling its Investor Relations number (973-520-2900) or the Quest Diagnostics Legal Department at (973-520-2700).

•	Set in place a conflict minerals program documentation policy which includes a retention period of 5 years.

Exhibit 1.01

Identify and assess risks in the supply chain
Quest performed the following:

•
Quest’s reasonable country of origin inquiry (RCOI) consisted of identifying the direct suppliers of products that contained conflict minerals, sending a notification to these suppliers informing them about the SEC Final Rule, and requesting they complete a conflict minerals survey based on the standard template designed by the Electronic Industry Citizenship Coalition® (EICC®) and The Global e-Sustainability Initiative (GeSI), known as the Conflict Minerals Reporting Template

•
Quest sent out fourteen (14) requests with surveys and eleven (11) suppliers were responsive; five (5) of those provided completed surveys. Three (3) suppliers were non-responsive to our request and were sent reminder letters per our supplier engagement plan.

•	The responses received were reviewed for red flags per Quest’s supplier engagement plan.

Design and implement a strategy to respond to identified risks
Quest performed the following:

•
Developed a conflict minerals risk mitigation plan that outlined response scenarios specific to Quest’s supply chain, and the strategy for identifying and handling risks associated with such responses.

•
Developed a conflict mineral corrective action plan that outlined Quest’s strategy for handling suppliers who are non-responsive or fail to provide the company with accurate or actionable information regarding the presence or sourcing of conflict minerals in Quest’s products. We note that for the current year, two subsidiaries in scope, Hemocue and Enterix, were divested. Corrective action was not taken by Quest for suppliers to those businesses.

•
For this reporting period the risk mitigation steps undertaken consisted of sending reminder notifications to non-responsive suppliers and sending follow up letters to those suppliers with inconsistent or incomplete survey responses requesting clarification.

Carry out independent third-party audit of smelter/refiner due diligence practices
Quest does not typically have a direct relationship with smelters or refiners that process conflict minerals, and we do not typically perform or direct audits of these entities within our supply chain. We support audits of smelters and refiners through our participation in the CFSI. The CFSI developed the CFSP which uses an independent third-party audit to identify smelters and refiners that have systems in place to assure sourcing of only conflict-free materials.

Report annually on supply chain due diligence
Quest’s conflict mineral policy states that we will comply with Section 1502 of the Dodd Frank Act, which includes filing Form SD and this conflict minerals report with the SEC and posting these documents publicly on the Quest’s Investor Relations site: www.questdiagnostics.com/investor.

Exhibit 1.01

Independent private sector audit

Pursuant to Rule 13p-1, no independent private sector audit was required.
Section 3: Due Diligence results and product description

Based on the information obtained through the due diligence process, Quest does not have sufficient information to determine the facilities used to produce the conflict minerals in its products, nor the mine or location of origin of conflict minerals in its products.

We have concluded the following:

•	For HemoCue, components of products used for point of care clinical diagnostic testing (casing, circuit boards, glass lenses, LEDs, knobs and dials, wiring) may contain conflict minerals.

•	For Enterix, a test kit called Insure FIT® contains a collection strip with colloidal gold.

3